EXHIBIT 23.3

Independent Auditors’ Consent

We consent to the incorporation by reference in the registration statement on Form S-8 relating to the Crimson Exploration Inc. 2005 Stock Incentive Plan, of our report dated July 20, 2007, with respect to the combined statements of revenues and direct operating expenses of STGC Properties, for each of the years in the three-year period ended December 31, 2006, which report appears in the Form 8-K/A of Crimson Exploration Inc. dated May 15, 2007.

The combined statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as disclosed in Note 1. These combined statements are not intended to be a complete presentation of STGC Properties’ revenues and expenses.

/s/ KPMG LLP

June 24, 2008

Houston, Texas